04004976

SECURITIES ~~~~~~~~SION
Wa~~~~gton, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 15847

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2003</u> AND ENDING <u>December 31, 2003</u>
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American General Equity Services Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2727 Allen Parkway, Suite 290

(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lucille S. Martinez   (713) 831-3202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – <i>if individual, state last, first, middle name)</i>

1201 Louisiana St., Suite 2900	Houston	TX	77002-5678
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

RECEIVED
MAR 0 1 2004
WASH. D.C.
181

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Lucille S. Martinez _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
American General Equity Services Corporation _____, as
of December 31 _____, 20 03 ___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

SHERRY EGAN
MY COMMISSION EXPIRES
July 13, 2006

_____
Signature

Vice President of Operations
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



American General Equity Services Corporation

Consolidated Financial Statements and
Supplemental Schedules
December 31, 2003



PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Board of Directors and Stockholder of
American General Equity Services Corporation

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of American General Equity Services Corporation and subsidiary (the "Company") at December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2004

American General Equity Services Corporation
Consolidated Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 12,115,426
Deposits held by clearing brokers, restricted	70,000
Receivable from clearing broker	497,274
Concessions receivable from product sponsors	2,077,855
Concessions receivable from affiliates	99,451
Accounts receivable from representatives	505,813
Accounts receivable from affiliates	211,046
Fixed assets, at cost (net of accumulated depreciation and amortization of $410,023)	183,495
Prepaid expenses and other assets	195,572
Total assets	$ 15,955,932

Liabilities and Stockholder's Equity

Liabilities

Commissions payable	$ 4,158,528
Payable to affiliates	1,757,315
Securities sold, not yet purchased, at market value	84,530
Income taxes payable	331,614
Accrued expenses and other liabilities	768,035
Total liabilities	7,100,022

Stockholder's equity

Common stock, $10 par value 1,000 shares, authorized, issued and outstanding	10,000
Additional paid-in capital	3,814,871
Retained earnings	5,031,039
Total stockholder's equity	8,855,910
Total liabilities and stockholder's equity	$ 15,955,932

The accompanying notes are an integral part of these consolidated financial statements.

American General Equity Services Corporation
Consolidated Statement of Operations
Year Ended December 31, 2003

Revenues

Concession revenue	$ 60,668,969
Concession revenue from affiliates	17,720,742
Product sponsor revenue sharing	1,336,084
Product sponsor revenue sharing from affiliates	982,424
Clearing revenue	337,269
Investment income	157,693
Reimbursement of expenses from affiliates	269,817
Other income	296,719
Total revenues	81,769,717

Expenses

Commission expense	69,974,651
Employee compensation and benefits	4,890,856
Clearing expenses	248,050
Professional fees	574,790
Taxes, fees and licenses	586,091
Travel and business promotion expenses	273,247
Depreciation and amortization expense	94,425
General and administrative	3,855,262
Net operating expenses	80,497,372
Income before federal and state income taxes	1,272,345
Federal income tax expense	445,322
Net income	$ 827,023

The accompanying notes are an integral part of these consolidated financial statements.

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American General Equity Services Corporation
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at December 31, 2002	$ 10,000	$ 3,814,871	$ 4,204,016	$ 8,028,887
Net income	-	-	827,023	827,023
Balances at December 31, 2003	$ 10,000	$ 3,814,871	$ 5,031,039	$ 8,855,910

The accompanying notes are an integral part of these consolidated financial statements.

American General Equity Services Corporation
Consolidated Statement of Cash Flows
Year Ended December 31, 2003

Operating activities

Net income	$	827,023
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization expense		94,425
Changes in assets and liabilities		
Deposits held by clearing broker, restricted		25,000
Concessions receivable from product sponsors		(13,601)
Concessions receivable from affiliates		2,032,371
Due from clearing broker		47,717
Accounts receivable from representatives		(115,665)
Accounts receivable from affiliates		(50,186)
Securities sold, not yet purchased		76,037
Prepaids and other assets		192,750
Commissions payable		(1,832,107)
Payable to affiliates		379,866
Income taxes payable		143,596
Accrued expenses and other liabilities		(71,440)
Net cash provided by operating activities		1,735,786
Investing activities		
Proceeds from the disposal of fixed assets		(122,061)
Net cash provided by investing activities		(122,061)
Net increase in cash and cash equivalents		1,613,725
Cash and cash equivalents, beginning of year		10,501,701
Cash and cash equivalents, end of year	$	12,115,426
Supplemental disclosure of cash flow information		
Cash paid during the year for income taxes	$	301,726

The accompanying notes are an integral part of these consolidated financial statements.

1. **Description of Business and Significant Accounting Policies**

Nature of Business
American General Equity Services Corporation ("AGESC" or the "Company") is a wholly owned subsidiary of American General Life Insurance Company ("AGL" or the "Parent"), an indirect wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company is registered as a broker-dealer registered for variable life and variable annuities. The Company is authorized to transact business in all 50 states.

The Company's wholly owned subsidiary, American General Securities Incorporated ("AGSI") is registered as a broker-dealer under the Securities and Exchange Act of 1934 as a general securities dealer and is authorized to transact business in all 50 states. AGSI is also licensed as a registered investment advisor. AGSI has clearing agreement with National Financial Services, Inc. and Pershing (the "Clearing Brokers") who carry the accounts of the Company on a fully disclosed basis. The Company does not hold customer funds or securities and, accordingly, is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(i) as described in Supplemental Schedules II and III.

Consolidation Principles
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, AGSI. All significant intercompany transactions and accounts have been eliminated.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and all highly liquid investments with maturities of 90 days or less when purchased.

Income Taxes
For the year ended December 31, 2003, the Company will file a separate consolidated federal tax return. The Company will be allowed to join in the filing of a consolidated federal income tax return with AIG and its affiliates beginning January 1, 2007.

The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

The Company files separate state and local income tax returns.

Revenue Recognition
Concessions revenue represents revenues earned on the sale of products distributed by the Company's registered representatives. Concession revenue and the related commission expense is recorded on a trade-date basis as securities transactions occur.

Clearing revenue represents fees earned from the Company's representatives for executing trades through one of the Clearing Brokers in excess of the fees charged to the Company by the Clearing Brokers. Clearing revenue is recorded on a trade-date basis as securities transactions occur.

Product sponsor revenue sharing represents revenue earned from various product sponsors for assets under management and/or product sales volume.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

Fixed Assets and Depreciation

Furniture and fixtures are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based upon the estimated useful lives of the assets. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in earnings.

Securities

Securities sold, not yet purchased, consist of the Company's trading and investment accounts at market value.

2. Commitments and Contingencies

The Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcomes of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Deposits Held by Clearing Brokers

Under the terms of the clearing agreements between the Company and the Clearing Brokers, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Brokers. Should the Clearing Brokers suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Brokers. The Company has funds invested in a money market account on deposit with the Clearing Brokers to meet this requirement. As of December 31, 2003, there were no amounts owed to the Clearing Brokers by these customers.

4.   **Liabilities Subordinated to Claims of General Creditors**

The Company had no subordinated liabilities during the year ended December 31, 2003. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2003.

5.   **Net Capital Requirements and Reconciliation Between the Audited Statement of Financial Condition and the FOCUS Report with Respect to Methods of Consolidation**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $199,657, which was $194,657 in excess of the $5,000 minimum net capital required for the Company. The Company's ratio of aggregate indebtedness to net capital was .0150 to 1 at December 31, 2003. The Company files its FOCUS report on an unconsolidated basis.

At December 31, 2003, AGSI had net capital of $7,227,251, which was $6,758,138 in excess of its $469,113 minimum net capital requirement. AGSI's ratio of aggregate indebtedness to net capital was 0.9736 to 1 at December 31, 2003.

A reconciliation of amounts reported herein to amounts reported by the Company on the FOCUS report filed with the Securities and Exchange Commission with respect to methods of consolidation is as follows:

	FOCUS Report	Subsidiaries, Consolidated, and Related Eliminations	Financial Statements
Assets			
Cash and cash equivalents	$ 206,789	$ 11,908,637	$ 12,115,426
Deposits held by clearing brokers, restricted	-	70,000	70,000
Due from clearing broker	-	497,274	497,274
Concessions receivable from product sponsors	-	2,077,855	2,077,855
Concessions receivable from affiliates	-	99,451	99,451
Accounts receivable from representatives	-	505,813	505,813
Accounts receivable from affiliates	21,202	189,844	211,046
Fixed assets, leasehold improvements, and capitalized software, at cost (net of accumulated depreciation and amortization of $410,023)	-	183,495	183,495
Prepaid expenses and other assets	24,819	170,753	195,572
Investment in subsidiary	8,606,096	(8,606,096)	-
Total assets	$ 8,858,906	$ 7,097,026	$ 15,955,932
Liabilities and Stockholder's Equity			
Liabilities			
Commissions payable	$ -	$ 4,158,528	$ 4,158,528
Payable to Parent and affiliates	2,996	1,754,319	1,757,315
Securities sold, net yet purchased	-	84,530	84,530
Income taxes payable	-	331,614	331,614
Accrued expenses and other liabilities	-	768,035	768,035
Total liabilities	2,996	7,097,026	7,100,022
Stockholder's equity			
Common stock, $10 par value; 1,000 shares authorized, issued and outstanding	10,000	-	10,000
Additional paid-in capital	3,814,871	-	3,814,871
Retained earnings	5,031,039	-	5,031,039
Total stockholder's equity	8,855,910	-	8,855,910
Total liabilities and stockholder's equity	$ 8,858,906	$ 7,097,026	$ 15,955,932

6. Related Party Transactions

AGESC is the principal underwriter and distributor of AGL and the United States Life Insurance Company in the City of New York ("USL") variable annuity and variable universal life contracts. No revenues or expenses related to the distribution of these contracts has been recorded in these financial statements as any commissions revenues would be fully offset by commission expenses and the cash related to these transactions does not flow through the Company. Further, any general and administrative expenses for these services are paid for by the Company's affiliates, primarily AGL, through November 2003. Beginning in December 2003, AGESC began recognizing its own administrative expenses.

Insurance-related business is transacted through insurance agencies, which are indirect wholly owned subsidiaries or affiliates, that remit all revenues (net of state taxes and fees) to the Company or VALIC Financial Advisors ("VFA"). The Company is responsible for commission payment of revenues that are distributed to it and all support functions for these insurance agencies. AGSI allocates a portion of the administrative expenses of the network. During 2003, the Company received $31,862 of expense reimbursements, which have been recorded as reimbursements of expense from affiliates in the Statement of Operations.

AGSI performs administrative services for certain affiliated companies and receives reimbursement for the expenses related to these services. AGSI allocates a portion of its Field Education and Review Team ("FERT") expenses to its affiliates. During 2003, the Company received $237,955 of reimbursements, which have been recorded as reimbursement of expense from affiliates in the Statement of Operations.

AGESC and AGSI receive services from American General Life Companies, an affiliated shared services company, that in turn allocates a portion of the applicable departmental expenses to AGESC and AGSI. Departmental expenses in the amount of $1,032,591 were allocated in total to AGESC and AGSI during 2003.

Salaries and other employee benefits, certain data processing expenses, and office rent are paid by AGL on behalf of AGESC and AGSI. The Company recognized $4,886,696, $639,302 and $302,420 for salaries and employee benefit expense, data processing expenses and rent expense, respectively, during 2003.

At December 31, 2003, the Company had concessions receivable from affiliated product sponsors for the sales of proprietary products. During 2003, the Company earned concessions revenue and product sponsor revenue sharing for sale of proprietary products.

7.   **Fixed Assets**

As of December 31, 2003, the Company's fixed asset balances were as follows:

		Estimated Useful Life
Furniture and fixtures	$ 299,150	3–10 years
Leasehold improvements	149,727	5 years
Capitalized software	144,641	1 year
Accumulated depreciation and amortization	(410,023)	
Net fixed assets	$ 183,495	

Depreciation and amortization expense on fixed assets was $94,425 for the year ended December 31, 2003.

8.   **Disclosures About Guarantees**

The Company clears all of its securities transactions through the Clearing Brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right. During 2003, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Brokers and all counterparties with which it conducts business.

9.   **Off Balance Sheet Risk and Concentration of Credit Risk**

Occasionally, the Company executes transactions involving the sale of securities, not yet purchased. Such transactions expose the Company to off balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

American General Equity Services Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003   Schedule I

Net capital		
Total stockholder's equity	$	8,855,910
Less		
Nonallowable assets		
Investment in subsidiary		8,606,096
Accounts receivable from affiliates		21,202
Prepaids and other assets		24,819
Total nonallowable assets		8,652,117
Haircut on securities positions		4,136
Net capital	$	199,657
Aggregate indebtedness		
Items included on statement of financial condition		
Accrued expenses and other liabilities	$	2,996
Total aggregate indebtedness	$	2,996
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	194,657
Ratio: aggregate indebtedness to net capital		.0150

There were no material differences between the computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding December 31, 2003, unaudited Form X-17A-5 Part IIA filing as amended on February 25, 2004.

American General Equity Services Corporation
Computation for Reserve Requirements Pursuant to SEC Rule 15c3-3
December 31, 2003   Schedule II

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.



PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

**Supplementary Report of Independent Auditors on Internal Control
Required by Rule 17a-5 of the Securities and Exchange Commission**

To the Board of Directors and Stockholder of
American General Equity Services Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of American General Equity Services Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customer or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

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PRICEWATERHOUSECOOPERS 🅿🆆

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2004

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